FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: May, 2005

Commission File Number : 001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

Press Release, dated May 6, 2005, relating to: Lafarge IFRS additional information for 2004

Page 1 of 27 Total Pages

LAFARGE - IFRS Additional information for 2004

Sales and Operating income on ordinary activities as at December 31, 2004

Consolidated Figures

Sales
(Millions of euros)	2004FY

By geographical zone of destination

Western Europe	6,020
North America	3,938
Mediterranean Basin	534
Central & Eastern Europe	746
Latin America	579
Africa	1,190
Asia/Pacific	1,429

By business line

Cement	6,810
Aggregates & Concrete	4,747
Roofing	1,493
Gypsum	1,340
Other	46

Total	14,436

Operating income on ordinary activities
(Millions of euros)	2004FY

Western Europe	945
North America	450
Mediterranean Basin	165
Central & Eastern Europe	130
Latin America	153
Africa	235
Asia/Pacific	123

By business line

Cement	1,597
Aggregates & Concrete	357
Roofing	149
Gypsum	132
Other	-34

Total	2,201

Page 2 of 27 Total Pages

LAFARGE - IFRS Additional information for 2004

Sales and Operating income on ordinary activities as at December 31, 2004

Cement

Volumes by destination (adjusted for the contributions of our proportionally consolidated subsidiaries)
(millions of tonnes)
2004FY

Western Europe	32
North America	21
Mediterranean Basin	9.7
Central & Eastern Europe	10.1
Latin America	6.0
Africa	12.4
Asia/Pacific	28.2

Total (1)	119.4

(1) including 2,4 MT special products reported for the first time (thereof 1,5 MT for North America).
In 2003, these figures compare to 1,9 MT thereof 1,3 MT for North America

Sales after elimination of inter divisional sales by geographical zone of destination
(Millions of euros)	2004FY

Western Europe	2,204
North America	1,338
Mediterranean Basin	430
Central & Eastern Europe	457
Latin America	372
Africa	944
Asia/Pacific	1,065

Total consolidated sales	6,810

Sales before elimination of inter divisional sales by origin
(Millions of euros)	2004FY

Western Europe	2,422
North America	1,520
Mediterranean Basin	430
Central & Eastern Europe	467
Latin America	459
Africa	1,055
Asia/Pacific	1,050

Total before elimination of inter-divisional sales	7,403

Operating income on ordinary activities
(Millions of euros)	2004FY

Western Europe	629
North America	270
Mediterranean Basin	155
Central & Eastern Europe	105
Latin America	144
Africa	196
Asia/Pacific	98

Total	1,597

Page 3 of 27 Total Pages

LAFARGE - IFRS Additional information for 2004

Sales and Operating income on ordinary activities as at December 31, 2004

Aggregates & Concrete

Volumes by destination (adjusted for the contributions of our proportionally consolidated subsidiaries)

		2004FY
Aggregates
(millions of tonnes)

Western Europe		77.1
North America		134.9
Other countries		22.2

Total		234.2

Concrete		2004FY
(millions of cbm)

Western Europe		14.7
North America		12.1
Other countries		10.2

Total		37.0

Sales after elimination of inter divisional sales by geographical zone of destination
(Millions of euros)
		2004FY

Aggregates & related products		2,179
Ready-mix concrete & concrete products		2,568

Total Aggregates & Concrete		4,747

of which	Western Europe	1,958
”	North America	2,220
”	Other countries	569

Sales before elimination of inter divisional sales by origin
(Millions of euros)
		2004FY

Total Aggregates & Concrete		4,761

Aggregates & related products		2,503

of which pure Aggregates	Total	1,854
	Western Europe	863
	North America	851
	other countries	140

Ready-mix concrete & concrete products		2,586

of which Ready-mix	Total	2,443
	Western Europe	1,105
	North America	884
	other countries	454

Eliminations intra A&C		-328

Operating income on ordinary activities
(Millions of euros)		2004FY

Aggregates & related products		237
Ready-mix concrete & concrete products		120

Total Aggregates & Concrete		357

of which	Western Europe	156
”	North America	155
”	Other countries	46

Page 4 of 27 Total Pages

LAFARGE - IFRS Additional information for 2004

Sales and Operating income on ordinary activities as at December 31, 2004

Roofing

Volumes by destination (adjusted for the contributions of our proportionally consolidated subsidiaries)
(Millions of Euros)
		2004FY

Concrete roof tiles	(millions of m²)	127.8

Western Europe (1)		61.2
North America		22.5
Other countries (1)		44.1

Clay roof tiles	(millions of m²)	26

Western Europe		23.2
Other countries		2.8

Chimneys	(kms)	3,137

Sales (after elimination of inter-divisional sales by destination)
(Millions of Euros)
		2004FY

Total		1,493

Western Europe		1,107
”	Germany	385
	Other countries	722
Other countries		386

Sales (before elimination of inter divisional sales by origin)
(Millions of Euros)		2004FY

Total		1,493

of which concrete roof tiles	Western Europe	522
”	North America	109
	Other countries	110
of which clay roof tiles		261
of which chimneys (2)		189
of which other roofing products		302

(1) 2003 figures were restated with the correct split of BRAMAC sales
(2) Including the "other roofing products" of the Chimney business

Operating income on ordinary activities
(Millions of Euros)
		2004FY

Total		149

Western Europe		113
	of which Germany	39
	of which other countries	74
Others		36

Page 5 of 27 Total Pages

LAFARGE - IFRS Additional information for 2004

Sales and Operating income on ordinary activities as at June 30, 2004

Gypsum

Volumes of gypsum wallboard (adjusted for the contributions of our proportionally consolidated subsidiaries)
(millions of m²)	2004FY

Total	675

Sales (after elimination of inter divisional sales by destination)
(Millions of euros)	2004FY

Total	1,340

of which Western Europe	723
of which North America	263
of which Other countries	354

Sales (before elimination of inter divisional sales by origin)
(Millions of euros)	2004FY

Total	1,353

of which Western Europe	757
of which North America	263
of which Other countries	333

Operating income on ordinary activities
(Millions of euros)	2004FY

Total	132

of which Western Europe	74
of which North America	20
of which Other countries	38

Page 6 of 27 Total Pages

LAFARGE - IFRS Additional information for 2004

Sales and Operating income on ordinary activitiesas at June 30, 2004

Consolidated Figures

Sales
(Millions of euros)	2004H1

By geographical zone of destination

Western Europe	2,990
North America	1,645
Mediterranean Basin	259
Central & Eastern Europe	332
Latin America	284
Africa	557
Asia/Pacific	727

By business line

Cement	3,275
Aggregates & Concrete	2,097
Roofing	711
Gypsum	676
Other	35

Total	6,794

Operating income on ordinary activities
(Millions of euros)	2004H1

Western Europe	466
North America	69
Mediterranean Basin	76
Central & Eastern Europe	48
Latin America	77
Africa	92
Asia/Pacific	75

By business line

Cement	670
Aggregates & Concrete	99
Roofing	67
Gypsum	74
Other	-7

Total	903

Page 7of 27 Total Pages

LAFARGE - IFRS Additional information for 2004

Sales and Operating income on ordinary activities as at June 30, 2004

Cement

Volumes by destination (adjusted for the contributions of our proportionally consolidated subsidiaries)
(millions of tonnes)
2004H1

Western Europe	15.7
North America	9.1
Mediterranean Basin	4.9
Central & Eastern Europe	4.7
Latin America	3.0
Africa	6.1
Asia/Pacific	14.3

Total (1)	57.8

(1) including 2,4 MT special products reported for the first time (thereof 1,5 MT for North America).
In 2003, these figures compare to 1,9 MT thereof 1,3 MT for North America

Sales after elimination of inter divisional sales by geographical zone of destination
(Millions of euros)
2004H1

Western Europe	1,103
North America	574
Mediterranean Basin	212
Central & Eastern Europe	208
Latin America	180
Africa	452
Asia/Pacific	546

Total consolidated sales	3,275

Sales before elimination of inter divisional sales by origin
(Millions of euros)
2004H1

Western Europe	1,227
North America	652
Mediterranean Basin	205
Central & Eastern Europe	211
Latin America	223
Africa	495
Asia/Pacific	539

Total before elimination of inter-divisional sales	3,552

Operating income on ordinary activities
(Millions of euros)
2004H1

Western Europe	290
North America	62
Mediterranean Basin	70
Central & Eastern Europe	40
Latin America	72
Africa	72
Asia/Pacific	64

Total	670

Page 8 of 27 Total Pages

LAFARGE - IFRS Additional information for 2004

Sales and Operating income on ordinary activities as at June 30, 2004

Aggregates & Concrete

Volumes by destination (adjusted for the contributions of our proportionally consolidated subsidiaries)

Aggregates	2004H1
(millions of tonnes)

Western Europe	38.4
North America	54.1
Other countries	9.8

Total	102.3

Concrete	2004H1
(miliions of cbm)

Western Europe	7.4
North America	5.5
Other countries	4.8

Total	17.7

Sales after elimination of inter divisional sales by geographical zone of destination
(Millions of euros)		2004H1

Aggregates & related products		880
Ready-mix concrete & concrete products		1,217

Total Aggregates & Concrete		2,097

of which	Western Europe	953
"	North America	888
"	Other countries	256

Sales before elimination of inter divisional sales by origin
(Millions of euros)		2004H1

Total Aggregates & Concrete		2,107

Aggregates & related products		1,036

of which pure aggregates	Total	826
	Western Europe	419
"	North America	349
"	Other countries	58

Ready-mix concrete & concrete products		1,225

of which Ready-mix	Total	1,161
	Western Europe	554
"	North America	398
"	Other countries	209

Elimination intra A&C		-154

Operating income on ordinary activities
(Millions of euros)		2004H1

Aggregates & related products		50
Ready-mix concrete & concrete products		49

Total Aggregates & Concrete		99

of which	Western Europe	81
"	North America	-1
"	Other countries	19

Page 9 of 27 Total Pages

LAFARGE - IFRS Additional information for 2004

Sales and Operating income on ordinary activities as at December 31, 2004

Roofing

Volumes by destination (adjusted for the contributions of our proportionally consolidated subsidiaries)

		2004H1

Concrete roof tiles	(millions of m2)	61.0

Western Europe (1)		28.7
North America		11.0
Other countries (1)		21.3

Clay roof tiles	(millions of m2)	12.6

Western Europe		11.6
Other countries		1

Chimneys	(kms)	1,402

Sales (after elimination of inter divisional sales by destination)
(Millions of Euros)		2004H1

Total		711

Western Europe		534
"	Germany	192
	Other countries	342
Other countries		177

Sales (before elimination of inter divisional sales by origin)
(Millions of Euros)		2004H1

Total		711

of which concrete roof tiles	Western Europe	249
"	North America	53
	Other countries	52
of which clay roof tiles		129
of which chimneys (2)		86
of which other roofing products		142

(1) 2003 figures were restated with the correct split of BRAMAC sales
(2) Including the "other roofing products" of the Chimney business

Operating income on ordinary activities
(Millions of euros)	2004H1

Total	67

Western Europe	52
of which Germany	21
of which other countries	31
Others	15

Page 10 of 27 Total Pages

LAFARGE - IFRS Additional information for 2004

Sales and Operating income on ordinary activities as at December 31, 2004

Gypsum

Volumes of gypsum wallboard (adjusted for the contributions of our proportionally consolidated subsidiaries)
(millions of m2)	2004H1

Total	336

Sales (after elimination of inter divisional sales by destination)
(Millions of euros)	2004H1

Total	676

of which Western Europe	380
of which North America	125
of which Other countries	171

Sales (before elimination of inter divisional sales by origin)
(Millions of euros)	2004H1

Total	679

of which Western Europe	392
of which North America	125
of which Other countries	162

Operating income on ordinary activities
(Millions of euros)	2004H1

Total	74

of which Western Europe	46
of which North America	6
of which Other countries	22

Page 11 of 27 Total Page

TRANSITION TO IFRS (1)

European Regulation n° 1606/2002 issued July 19, 2002, requires all European companies listed on a regulated market to use International Accounting Standards endorsed at the European level (IAS or IFRS (1) standards) to prepare their consolidated financial statements, effective 2005. Accordingly, the 2005 consolidated financial statements of the Group will be prepared in accordance with this set of standards, which requires 2004 comparative data to be presented on the same basis.

In order to provide this comparative data, the Group established an opening balance sheet as of January 1, 2004, the starting date for application of the IFRS standards as published as of March 31, 2004. The effects of the transition are recorded in the opening IFRS equity.

Lafarge decided to present the quantitative impacts of the transition on its 2004 half-yearly financial statements in this document.

Nevertheless, the Group could have to review some accounting treatments used for the purpose of this publication if the IASB was to publish new positions on existing standards until the Group’s first IFRS publication (2005’ interim reporting). Such positions would concern a very limited number of issues.

Basis for preparation of Group’s first IFRS financial statements

For the purpose of the transition to IFRS the Group elected an early application for part of the standards issued as at end of March 2004 as detailed :

•	Revised IAS 32 & IAS 39, Financial Instruments: for the purpose of the transition the Group applies these revised standards starting January 1, 2004;
•	IFRS 2, Share Based Payments: the Group applies this standard starting January 1, 2004 to instruments granted after November 7, 2002 and not vested as at January 01 2004;
•	IFRS 3, Business Combinations, revised IAS 36, Impairment of assets and revised IAS 38, Intangible assets : the Group applies these standards starting January 1, 2004.

Exemptions from other IFRSs

IFRS 1, First-time adoption of International Financial and Reporting Standards allows First Time adopters to elect to use exemptions from other IFRSs (mainly to avoid retrospective application of some standards).

The Group examined the treatments available and elected to use the following exemptions:

(a)	Business Combinations

Business Combinations prior to January 1, 2004 are not restated retrospectively for compliance with IFRS 3. For information, the Group has applied the purchase method to all its business combinations since January 1, 1989.

(b)	Employee Benefits

For all gains and losses arising from a change in actuarial assumptions for pension commitments measurement subsequent to January 1, 2004, the Group will maintain the current “corridor” accounting method. Furthermore, the Group used the exemption permitted by IFRS 1 to include all actuarial differences not recognized as of December 31, 2003 in equity as of January 1, 2004. Quantitative impacts of this election are presented in the reconciliation note below (see Summary of differences between Accounting Principles followed by the Group (French GAAP) and International Accounting Standards - 1.).

(c)	Cumulative translation differences

The Group elected to “reset to zero” previous cumulative translation differences arising from translation into euros of foreign subsidiaries’ financial statements denominated in foreign currency. Quantitative impacts of this election are presented in the reconciliation note below (see Summary of differences between Accounting Principles followed by the Group (French GAAP) and International Accounting Standards- 5. (a)).

(1)	International Financial Reporting Standards (IFRS) is the new label of IAS effective May 2002.

Page 12 of 27 Total Pages

The Group did not elect to use other exemptions available. Among other, the Group has elected to not adopt the option which consists in measuring at their fair value some tangible or intangible assets in the opening balance sheet.

Impact of the transition on the consolidated Financial Statements

The following is a summary reconciliation of Shareholder’s equity and Net income as reported under French GAAP to Shareholders’ equity and Net income as adjusted for the effects of the application of International Accounting Standards starting January 1, 2004.

		January 1, 2004	Net income	Other	Transl adjustment	June 30, 2004

Shareholder's equity as reported	Note	8,185	376	(171)	164	8,554

Pension and other employee benefits	1.	(1,234)	38	(5)	(47)	(1,248)
Investments available for sale	2.(c)	(44)		(8)		(52)
Compound instruments	2.(a)	58	(14)			44
Derivative instruments	2.(b)	(79)	(8)	28	1	(58)
Treasury shares	2.(f)	(64)				(64)
Effective interest method on debts	2.(f)	2	(2)			—
Goodwill depreciation & impairment	3.(a)	—	66			66
Share based payments	4.	—	(8)	8		—
Disposal of investments	5.(a)	—				—
Goodwill rel. to the acqu. of foreign subs.	5.(b)	(289)				(289)
Deferred tax hyperinflation Turkey	6.(b)	(9)			(1)	(10)
Deferred charges	7.(a)	(12)	1			(11)
Investment subsidies	7.(b)	(26)	1			(25)
Prov. for unrealized frgn exch losses	7.(e)	(28)	1		(1)	(28)
Severe currency devaluations capitalized	7.(f)	(7)				(7)

Total IAS adjustments before income tax and minority interests		(1,732)	75	23	(48)	(1,682)

Tax effect of the above IAS adjustments		439	(5)	(5)	18	447
Minority Interests		132	(10)	3	1	126

Shareholders's equity according to IFRS		7,024	436	(150)	135	7,445

A summary reconciliation of the Group’s Consolidated financial statements as reported under French GAAP to its Consolidated financial statements under IFRSs are presented for:

(i)	Consolidated Balance sheet as at the date of transition to IFRS, that is January 1, 2004;
(ii)	Consolidated Balance sheet as at the end of June 2004; and
(iii)	Consolidated Income Statement for the period ended June 30, 2004.

Narrative disclosures are presented after this reconciliation (Summary of differences between Accounting Principles followed by the Group (French GAAP) and International Accounting Standards).

Page 13 of 27 Total Pages

(i) Summary reconciliation of Balance Sheets

As at January 1, 2004 in million euros		French GAAP under IFRS format	IAS 19 Employee benefits	IAS 32 39 Financial Instruments	IFRS 3 Business Combinations, IAS 36 & 38	IAS 21 Effects of Changes in For. Ex. Rates	IAS 12 Income Taxes	Others	Total impact of transition to IFRS	Restated under IFRS
Narrative disclosure reference			(1)	(2)	(3)	(5)	(6)	(7)

Non-current assets		19,048	(561)	(134)	—	(289)	251	(160)	(893)	18,155
Goodwill		4,149		13	2,421	(271)		(233)	1,930	6,079
Intangible assets		2,823			(2,421)			(102)	(2,523)	300
Property, plant and equipment		10,402						(96)	(96)	10,306
Investment in associates		383				(18)		234	216	599
Other financial assets	(a)	730		(147)				1	(146)	584
Pension asset	(a)	561	(561)						(561)	—
Deferred income tax asset, net		—					251		251	251
Restricted cash		—						36	36	36
Current assets		5,787	—	183	—	—	—	(64)	119	5,906
Inventories		1,422							—	1 422
Trade receivables		1,754		351					351	2,105
Other receivables		977		(243)				(28)	(271)	706
Derivative Instruments		—		146					146	146
Cash and cash equivalents		1,634		(71)				(36)	(107)	1,527

TOTAL ASSETS		24,835	(561)	49	—	(289)	251	(224)	(774)	24,061

Capital and reserves
Common stock		669							—	669
Additional paid-in-capital		5,798							—	5,798
Treasury shares	(b)	(33)		(71)					(71)	(104)
Retained earnings	(b)	4,086	(1,036)	(41)		(2,614)	352	(72)	(3,411)	675
Other reserves		—		(20)			6		(14)	(14)
Foreign currency translation		(2,335)				2,335			2,335	—

Shareholders' equity		8,185	(1,036)	(132)	—	(279)	358	(72)	(1,161)	7,024

Minority interests		2,191	(198)	(204)		(10)	72	(1)	(341)	1,850
Other equity		118						(118)	(118)	—

Total equity		10,494	(1,234)	(336)	—	(289)	430	(191)	(1,620)	8,874

Non-current liabilities		9,859	673	18	—	—	(179)	(33)	479	10,338
Deferred income tax liability		870					(179)	1	(178)	692
Pension provisions	(c)	622	673					1	674	1,296
Other provisions	(c)	997		(86)				(1)	(87)	910
Long-term debt		7,370		8				(34)	(26)	7,344
Derivative Instruments		—		96					96	96
Put options on shares of subsidiaries		—		222					222	222
Current liabilities		4,482	—	145	—	—	—	—	145	4,627
Pension provisions, current portion	(c)	117							—	117
Other provisions, current portion	(c)	121							—	121
Trade payables		1,234							—	1,234
Other payables	(d)	1,560		(120)					(120)	1,440
Income tax payable	(d)	125							—	125
ST debt & current portion of LT debt	(e)	1,325		248					248	1,573
Derivative instruments		—		17					17	17

TOTAL EQUITY AND LIABILITIES		24,835	(561)	49	—	(289)	251	(224)	(774)	24,061

Reclassifications between French GAAP published Balance sheet and French GAAP balances presented under the IFRS format may be summarized as follows:
(a) Lines "Other Investments" (481 million euros) and "Other LT assets" (810 million euros) have been merged in line "Other financial assets" except for the pension prepaid asset (561 million euros) that is presented under IFRS on a separate line
(b) Treasury shares that are deducted from equity under French GAAP were presented within "Retained earnings" in the French GAAP Balance Sheet. They are isolated in the IFRS format on the line "Treasury shares"
(c) "Provisions" (1,857 million euros) have been split between "Pension & other employee benefits provision" (739 million euros) and "Other provisions" (1 118 million euros) and the part that will be reversed within twelve months is presented in the Current liabilities section (117 million euros for Pension & Other Employment Benefit provision and 121 million euros for Other Provisions)
(d) "Income Tax Payable" (125 million euros) is shown separately from "Other Payables" in the IFRS format
(e) French GAAP "Current portion of LT debt" (985 million euros) and "Short-term bank borrowings" (340 million euros) have been merged into IFRS line "ST debt & current portion of LT debt"

Page 14 of 27 Total Pages

(ii) Summary reconciliation of Balance Sheets

As at June 30, 2004 in million euros		French GAAP under IFRS format	IAS 19 Employee benefits	IAS 32 39 Financial Instruments	IFRS 3 Business Combinations, IAS 36 & 38	IFRS 2 Share Based Payments	IAS 21 Effects of Changes in For. Ex. Rates	IAS 12 Income Taxes	Others	Total impact of transition to IFRS	Restated under IFRS
Narrative disclosure reference			(1)	(2)	(3)	(4)	(5)	(6)	(7)

Non-current assets		19,921	(613)	(127)	66	—	(289)	260	(160)	(863)	19,058
Goodwill		4,209		35	2,548		(271)		(235)	2,077	6,286
Intangible assets		2,919			(2,482)				(121)	(2,603)	316
Property, plant and equipment		10,900							(72)	(72)	10,828
Investment in associates		427					(18)		234	216	643
Other financial assets	(a)	853		(162)					(1)	(163)	690
Pension asset	(a)	613	(613)							(613)	—
Deferred income tax asset, net		—						260		260	260
Restricted cash		—							35	35	35
Current assets		6,008	—	394	—	—	—	—	(62)	332	6,340
Inventories		1,548								—	1,548
Trade receivables		2,311		431						431	2,742
Other receivables		702							(28)	(28)	674
Derivative Instruments		—		34						34	34
Cash and cash equivalents		1,447		(71)					(34)	(105)	1,342

TOTAL ASSETS		25,929	(613)	267	66	—	(289)	260	(222)	(531)	25,398

Capital and reserves
Common stock		684								—	684
Additional paid-in-capital		5,994				7				7	6,001
Treasury shares	(b)	(33)		(71)						(71)	(104)
Retained earnings	(b)	4,080	(1,004)	(39)	61	(7)	(2,614)	345	(71)	(3,329)	751
Other reserves		—		(27)				5		(22)	(22)
Foreign currency translation		(2,171)	(43)	1			2,335	13		2,306	135

Shareholders' equity		8,554	(1,047)	(136)	61	—	(279)	363	(71)	(1,109)	7,445

Minority interests		2,431	(201)	(283)	5		(10)	74	(1)	(416)	2,015
Other equity		118							(118)	(118)	—

Total equity		11,103	(1,248)	(419)	66	—	(289)	437	(190)	(1,643)	9,460

Non-current liabilities		9,965	635	10	—	—	—	(177)	(32)	436	10,401
Deferred income tax liability		877						(177)	(1)	(178)	699
Pension provisions	(c)	657	635							635	1,292
Other provisions	(c)	1,032		(91)					1	(90)	942
Long-term debt		7,399		36					(32)	4	7,403
Derivative Instruments		—		65						65	65
Put options on shares of subsidiaries		—	—	324	—	—	—	—	—	324	324
Current liabilities		4,861	—	352	—	—	—	—	—	352	5,213
Pension provisions, current portion	(c)	121								—	121
Other provisions, current portion	(c)	115								—	115
Trade payables		1,348								—	1,348
Other payables	(d)	1,643		(23)						(23)	1,620
Income tax payable	(d)	122								—	122
ST debt & current portion of LT debt	(e)	1,512		321						321	1,833
Derivative Instruments		—		54						54	54

TOTAL EQUITY AND LIABILITIES		25,929	(613)	267	66	—	(289)	260	(222)	(531)	25,398

Reclassifications between French GAAP published Balance sheet and French GAAP balances presented under the IFRS format may be summarized as follows:
(a)	"Lines "Other Investments" (570million euros) and "Other LT assets" (896million euros) have been merged in line "Other financial assets" except for the pension prepaid asset (613million euros) that is presented under IFRS on a separate line
(b)	Treasury shares that are deducted from equity under French GAAP were presented within "Retained earnings" in the French GAAP Balance Sheet. They are isolated in the IFRS format on the line "Treasury shares"
(c)	"Provisions" (1,925 million euros) have been split between "Pension & other employee benefits provision" (778million euros) and "Other provisions" (1,147million euros) and the part that will be reversed within twelve months is presented in the Current liabilities section (121million euros for Pension & Other Employment Benefit provision and 115million euros for Other Provisions)
(d)	"Income Tax Payable" (122million euros) is shown separately from "Other Payables" in the IFRS format
(e)	French GAAP "Current portion of LT debt" (1,279million euros) and "Short-term bank borrowings" (233million euros) have been merged into IFRS line "ST debt & current portion of LT debt

Page 15 of 27 Total Pages

(ii) Summary reconciliation of Consolidated Income Statements

For the period ended June 30, 2004 in million euros		French GAAP under IFRS format	IAS 19 Employee benefits	IAS 32/39 Financial Instruments	IFRS 3 Business Combinations, IAS 36 & 38	IFRS 2 Share Based Payments	IAS 21 Effects of Changes in For. Ex. Rates	IAS 12 Income Taxes	Others	Total impact of transition to IFRS	Restated under IFRS
Narrative disclosure reference			(1)	(2)	(3)	(4)	(5)	(6)	(7)

Revenues		6,794								—	6,794

Cost of sales	(a)	(4,973)	6			(2)			2	6	(4,967)
Selling & administrative expenses	(a)	(945)	27			(6)				21	(924)

Operating Margin		876	33	—	—	(8)	—	—	2	27	903

Gains on disposal, net		13								—	13
Other operating income (expenses)	(b)	(107)	5		66					71	(36)

Operating income	(c)	782	38	—	66	(8)	—	—	2	98	880

Finance (costs) / income		(216)		(24)					1	(23)	(239)
Income from associates		43								—	43

Income before income tax and min. int.		609	38	(24)	66	(8)	—	—	3	75	684

Income tax		(158)						(5)		(5)	(163)

Income after tax		451	38	(24)	66	(8)	—	(5)	3	70	521

Minority interests		(75)	(8)	1	(5)	1		2	(1)	(10)	(85)

Net income		376	30	(23)	61	(7)	—	(3)	2	60	436

Reclassifications between French GAAP published Statement of income and French GAAP balances presented under the IFRS format may be summarized as follows:
(a) The line "Depreciation" presented on the face of the French GAAP Income statement has been allocated to "Cost of Sales" (388million euros) and "Selling & administrative expenses" in the IFRS format (53million euros) based on the nature of the underlying assets
(b) "Goodwill depreciation" is reclassified within the "Operating Income" on the line "Other operating income (expenses)" in the IFRS format. This depreciation is then reversed as part of IFRS adjustments
(c) Previously denominated as “Operating income on Ordinary Activities” under French GAAP

Page 16 of 27 Total Pages

Summary of differences between Accounting Principles followed by the Group (French GAAP) and International Accounting Standards

All figures presented in the narrative disclosures hereafter are before tax and minority interests, unless specified.

1. IAS 19 –Employee benefits
Lafarge has elected to use the option available in IFRS 1 under which any difference existing as at January 1, 2004 between defined benefit plans liabilities and the fair value of dedicated assets can be recognized through equity, except the non vested portion of unrecognized past service costs. The impact of this election is the main source of difference between French GAAP and IFRS financial statements in the area of employee benefits (1,183 million euros negative impact on January 1, 2004 equity, 36 million euros positive impact on half-year earnings).

Group valuation and accounting principles in respect of pension and other commitments have been almost fully aligned with existing US GAAP in this area (SFAS 87-88, SFAS 106 and SFAS 112) since the group flotation on the NYSE. IAS 19 is the corresponding standard applicable to employee benefits under IAS / IFRS. A limited number of discrepancies between these two sets of standards have been identified. They concern:
•	the valuation of dedicated plans assets (US GAAP authorize the smoothing of the fair value of plans assets over time, whereby IAS 19 requires the use of year end fair value for assets);
•	measurement dates for liabilities and dedicated assets (under US GAAP, valuation dates can be set before year end, whereby IAS 19 requires the use of year end measurement dates);
•	transitional provisions which are specific to each set of standards;
•	the recognition of past / prior service costs (under US GAAP, the effects of plan amendments can be recognized over the average remaining active life of plans participants, whereby IAS 19 requires the immediate recognition, in the profit and loss account, of any effect of plan amendments on benefits already vested);
•	the limitations applicable, under IAS 19 (asset ceiling), to prepaid pension cost amount to be recognized on the employer’s balance sheet in respect of the overfunding of a plan’s liabilities by its dedicated assets, which have no direct equivalent under US GAAP;
•	the allocation method for defined benefit costs over the periods of services rendered by beneficiaries (under certain circumstances, US GAAP allow for an allocation of costs over the entire expected active career of beneficiaries, whereby IAS 19 requires the recognition of these costs over the periods of service over which benefits become vested, occasionally shorter than the entire expected active career);
•	the valuation of death and disability benefits covering active employees (IAS 19 does not require to provide for this type of benefits as long as they do not relate to services rendered by beneficiaries : costs are then expensed as incurred);
• the valuation of « constructive » obligations which is explicitly required by IAS 19, whereby US GAAP valuation requirements are limited to the obligations in respect of formal benefit plans.
Based on this list of potential discrepancies, Lafarge has carried out, with the support of its actuaries, a specific review of the necessary restatements of the existing US GAAP information in respect of the most significant benefit plans of the group (95% of group obligations have been covered).
Following this review, the Group has recorded a net decrease in equity as at January 1, 2004 of 51 million euros, and an increase in half-year earnings of 2 million euros.
The results of this review have been integrated into Group valuation and accounting processes.

The total impact of the application of IAS 19 revised for the Group is respectively a decrease in equity of 1,234 million euros and 1,248 million euros as at January 1, 2004 and June 30, 2004 and an increase in 2004 half-year earnings of 38 million euros.

Page 17 of 27 Total Pages

2. IAS 32 / 39 – Financial instruments

The impact of the application of IAS 32 / 39 on the Group’s Balance sheets can be summarized as follows:

	As at January 1, 2004							As at June 30, 2004

in million euros	Total impact	OCEANE	Deriv. Instr.	Avail. for sale invest.	Securiti-zation	Put options	Others	Total impact	OCEANE	Deriv. Instr.	Avail. for sale invest.	Securiti-zation	Put options	Others

Non-current assets	(134)	—	—	(44)	(103)	13	—	(127)	—	—	(52)	(110)	35	—
Goodwill	13					13		35					35
Other financial assets	(147)			(44)	(103)			(162)			(52)	(110)
Current assets	183	—	(97)	—	352	—	(72)	394	—	34	—	431	—	(71)
Trade receivables	351				352		(1)	431				431
Other receivables	(243)		(243)					—
Derivative Instruments	146		146					34		34
Cash and cash equivalents	(71)						(71)	(71)						(71)

TOTAL ASSETS	49	—	(97)	(44)	249	13	(72)	267	—	34	(52)	321	35	(71)

Treasury shares	(71)						(71)	(71)						(71)
Retained earnings	(41)	(55)	5				9	(39)	(69)	24				6
Other reserves	(20)	113	(89)	(44)			—	(27)	113	(88)	(52)
Foreign currency transl.								1						1

Shareholders' equity	(132)	58	(84)	(44)	—		(62)	(136)	44	(64)	(52)	—	—	(64)

Minority interests	(204)		5			(209)		(283)		7			(289)	(1)

Total equity	(336)	58	(79)	(44)	—	(209)	(62)	(419)	44	(57)	(52)	—	(289)	(65)

Non-current liabilities	18	(58)	86				(10)	10	(44)	64	—	—	—	(10)
Other provisions	(86)	(69)	(10)				(7)	(91)	(83)	(1)				(7)
Long-term debt	8	11					(3)	36	39					(3)
Derivative Instruments	96		96					65		65
Put opt. on shares of subs.	222					222		324	—	—	—	—	324	—
Current liabilities	145	—	(104)		249		—	352	—	27	—	321	—	4
Other payables	(120)		(121)				1	(23)		(27)				4
STdebt&cur. port ofLTdebt	248				249		(1)	321				321
Derivative instruments	17		17					54		54

TOTAL EQUITY & LIAB	49	—	(97)	(44)	249	13	(72)	267	—	34	(52)	321	35	(71)

(a)	Compound Instruments : OCEANE

Under IAS 32, Financial Instruments: Disclosure and Presentation, if a financial instrument contains components with characteristics of both liabilities and equity elements, the issuer shall classify the component parts separately according to the definitions for the various considered items. Therefore, a separate presentation of liability and equity created by a single financial instrument is required.

This category includes financial instruments that creates a debt for the issuer and grants an option to its holder to convert it into an equity instrument of the issuer

When the initial carrying amount of a compound instrument is allocated to its equity and liability elements, the equity component is assigned the residual carrying amount after deducting from the instrument as a whole the amount separately determined for the liability component. This liability component is determined by measuring the fair value of a similar liability, without associated equity component.

As at June 29, 2001 the Group issued 10,236,221 bonds convertible into common shares for a total nominal amount of 1,300,000,067 euros, bearing interest at an annual rate of 1,5% (OCEANEs). The maturity of this convertible bonds is January 1, 2006.

As part of the transition, the Group calculated retrospectively the liability and equity component of this instrument at inception and determined the liability value that shall be recognized as at January 1, 2004. The equity component that would have been recognized at inception directly in equity amounts to 113 million euros. Under the effective interest rate method, the cumulative interest expense that would have been recognized on the liability component as at January 1, 2004 amounts to 181 million euros. Under French GAAP, the Group recorded a cumulative interest expense (including linear amortization for redemption premium and transaction costs) of 126 million euros. The cumulative difference is a decrease in retained earnings of 55 million euros. For the period ended June 30, 2004, the Group recorded in its IFRS earnings an additional financial expense amounting to 14million euros.

The combined effect of the recognition of the equity component and the cumulative difference on financial expenses is respectively an increase of 58 million euros in equity as at January 1, 2004, a decrease of 14million euros in 2004 half-year earnings and an increase of 44million euros in equity as at June 30, 2004.

Page 18 of 27 Total Pages

(b)	Derivative Instruments and hedge relationships

Under French GAAP, the fair value of derivative instruments is recorded in the Group’s accounting records when the assets and liabilities of an acquiree are fair valued as the result of a business combination. In all other situations, French GAAP does not require the recognition of the fair value of derivative instruments.

For the purpose of the transition, pursuant to the guidance in revised IAS 39 and IAS 32 that the Group applies starting January 1, 2004 as described in paragraph Basis for preparation of Group’s first IFRS financial statements above, the Group records in its IAS financial statements financial instruments which meet the criteria for recognition as derivatives. Derivative instruments are marked to market and recorded on the balance sheet. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Group designates its derivative based on the criteria established by IAS 39. For a derivative designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For a derivative designated as a cash flow hedge, the effective portion of the derivatives gain or loss is initially recognized directly in equity and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately. For embedded derivatives, the gain or loss is recognized in earnings in the period of the change in fair value.

As a result of the application of hedge accounting pursuant to the guidance included in revised IAS 39, as at January 1, 2004, the Group recorded a net decrease in equity of 79 million euros (of which 84 million euros affects negatively the Shareholders’ equity and 5 million euros positively the Minority interests). As a result, the Group recorded current derivative assets for 146 million euros, non-current derivative liabilities for 96 million euros and current derivative liabilities for 17 million euros.

For the period ended June 30, 2004, accounting for the change in fair value of derivatives resulted in an increase recorded directly in equity of 28 million euros and a decrease in earnings for the period of 8 million euros. As at end of June 30, 2004, derivative instruments set on the balance sheet of the Group in current assets for an amount of 34million euros, in non-current liabilities for 65million euros and in current liabilities for 54million euros.

(c)	Investments in marketable securities

In accordance with French GAAP, as described in the Notes to the Consolidated Financial Statements, the Group’s policy is to value marketable securities and other equity securities at the lower of historical cost or net realizable value with any resulting unrealized losses recorded in the statement of income. French GAAP does not permit upward adjustments in the value of these securities to reflect their fair market value.

Under revised IAS 39, that the Group applies for the purpose of the transition starting January 1, 2004, investments in marketable securities shall be classified in three categories : trading (securities that are bought and held principally for the purpose of selling them in the near term), held to maturity (securities with fixed or determinable payments and fixed maturity that the Group has a positive intent and ability to hold to maturity), and securities available for sale (all other securities). Most of the marketable debt and equity securities of the Group are classified as available for sale with unrealized gains and losses excluded from earnings and reported as a component of Shareholders’ equity (cumulated changes in fair value of financial instruments).

In 2000, the Group acquired 9.99 % of the common shares of the Portuguese cement producer Cimpor for 319 million euros, which represented an average 4.75 per share. In December 2003, the Group purchased an additional 2.65 % of the common shares of Cimpor common stock at 4.06 euro per share. The market value of all shares was 348 million euros at December 31, 2003, and 340 million euros at June 30, 2004.

Page 19 of 27 Total Pages

Until 2004, the Group has not recorded an other-than-temporary impairment on this investment as it has the intent and ability to retain its investment for a period of time sufficient for the recovery in market value. The Group has viewed, and continues to view, its investment in Cimpor as a strategic investment. The Group derives certain benefits from its investment that are not reflected in Cimpor’s share price. These benefits include an industrial and technical cooperation agreement with Cimpor management to enhance the efficiency and create operating synergies for both operations.

The unrealized gains and losses on securities available for sale included in this separate component of equity relate to the investment in Cimpor and represent an unrealized loss of 44 million euros and 52million euros respectively as at January 1, 2004 and June, 30 2004.

(d)	Securitization agreements

The Group was involved in two major receivables securitization programs (in France and in the United States) as at January 1, 2004 to provide a cost-effective source of working capital and short-term financing. Under the programs, the subsidiaries agree to sell on a revolving basis, certain of their accounts receivable. Under the terms of the arrangements, the subsidiaries involved in these programs do not maintain control over the assets sold and there is no entitlement nor obligation to repurchase the sold receivables. In these agreements, the purchaser of receivables holds a subordinated retained interest in the receivables not sold to third parties as usually granted in similar commercial transactions. Consequently, the receivables securitization transactions have been accounted for under French GAAP as sales (with the subordinated interest being classified as long-term financial asset) and as a result, the related receivables and debt have been excluded from the Balance Sheet.

Under revised IAS 39, that the Group applies for the purpose of its transition starting January 1, 2004, financial assets could be derecognized only if substantially all risks and rewards attached to the assets have been transferred. The subordinated retained interest held by the purchaser in the receivables not sold to third parties represents a breach in the transfer of all risks and rewards. As a consequence, these accounts receivable should not be derecognized in the Balance Sheet and these operations should be treated as a secured financing.

This restatement results in a decrease in LT financial assets of respectively 103 million euros and 110million euros as at January 1, 2004 and June 30, 2004, an increase in Accounts receivable-trade of respectively 352 million euros and 431 million euros as at January 1, 2004 and June 30, 2004 , and an increase in short-term debt of respectively 249 million euros and 321 million euros as at January 1, 2004 and June 30, 2004.

(e)	Put options on shares of subsidiaries

As part of the acquisition process of certain entities, the Group has granted third party shareholders the option to require the Group to purchase their shares at predetermined conditions. Assuming that all of these options were exercised, the purchase price to be paid by the Group, including net debt acquired, would amount to respectively 448 million euros and 348million euros as at January 1, 2004 and June 30, 2004.

Under IAS 32, put option granted to minority interests of subsidiaries shall be considered as a debt. Out of the total options granted by the Group, the options granted to minority interests amounted to respectively 222 million euros and 324million euros as at January 1, 2004 and June 30, 2004, the remaining options being granted on shares of equity affiliates or joint-ventures.

Page 20 of 27 Total Pages

As a consequence, until the IFRIC issues specific guidance, the Group recorded a specific debt in the IFRS balance sheet by reclassifying the underlying minority interests and recording a goodwill for any difference between the carrying value of minority interests and the value of the debt. No impact has been recorded in the IFRS Statement of income.

The result of this treatment is a debt related to put options granted to minority interests of respectively 222 million euros and 324million euros, a decrease in minority interests of respectively 209 million euros and 289million euros and an increase in goodwill of respectively 13 million euros and 35million euros as at January 1, 2004 and June 30, 2004.

(f)	Others

i.	Treasury shares

As required by French GAAP, cost of treasury shares that are intended for distribution to the employees is classified in investments in marketable securities (included in “Cash & cash equivalents”), and accounted for as described in the Notes to the Consolidated Financial Statements. Remaining treasury shares are recorded as a reduction of Shareholders’ equity at acquisition cost.

For French GAAP purposes, a provision is recorded for unrealized losses on shares, which are classified as investments in marketable securities. Changes in the provision, including any subsequent recovery in value, if any, are recorded as financial income or expense.

As at December 31, 2003, the Company was carrying 1,856,266 of its own shares out of which (i) 1,058,296 were classified as investments in marketable securities at a cost of 71 million euros and (ii) 797,970 were classified as a reduction of the Shareholders’ equity for 33 million euros. A charge of 7 million euros was recognized in the Group’s French GAAP consolidated financial statements to account for unrealized losses on the Group’s own shares accounted for as investments in marketable securities.

As of June 30, 2004, the Company still carries the same number of own shares classified as investments in marketable securities at a cost of 71million euros.

Under IAS, treasury shares are accounted for as a reduction of Shareholders’ equity at acquisition cost and no further recognition is given for changes in fair value. When treasury shares are resold, any difference between the cost and fair value are generally recorded directly to Shareholders’ equity. As at January 1, 2004, the impact on Shareholders’ equity would have been an increase of 7 million euros related to the cancellation of the provision and a decrease of 71 million euros related to the reclassification of treasury shares classified in investments in marketable securities under French GAAP.

For the period ended June 30, 2004, the impact on Shareholders’ equity is an increase of 7 million euros related to the cancellation of the provision and a decrease of 71million euros related to the reclassification of treasury shares classified in investments in marketable securities under French GAAP.

ii.	Effective interest rate method

IAS 39, Financial Instruments : Recognition and Measurement requires to measure a financial liability after initial recognition at amortized cost using the effective interest method. That computation includes all fees and points paid between parties to the contract.

Under this method, the costs directly attributable to the acquisition of the financial liability are recognized in net income according to the effective interest rate method. Under French GAAP, they are mainly recognized on a linear basis over the life of the debt.

The cumulative impact of measuring financial debt (excluding OCEANE detailed above) at amortized cost using the effective interest rate method is a reduction of respectively 2 million euros and 3 million euros in Long-term debt as at January 1, 2004 and June 30, 2004 with a corresponding increase in equity as at January 1, 2004 and in Other payables as at June 30, 2004. The impact of this difference on the 2004 half-year earnings is a decrease of 2 million euros.

Page 21 of 27 Total Pages

3. IFRS 3, IAS 36 & IAS 38 – Business Combinations, Impairment of assets & Intangible assets

The impact of the application of these standards on the Group’s Balance sheets can be summarized as follows:

	As at January 1, 2004				As at June 30, 2004

in million euros	Total impact	Goodwill deprec.	Business Combin.	Market Shares	Total impact	Goodwill deprec.	Business Combin.	Market Shares

Non-current assets	—	—	—	—	66	66	—	—
Goodwill	2 421			2 421	2,548	66	—	2,482
Intangible assets	(2 421)			(2 421)	(2,482)			(2,482)

TOTAL ASSETS	—	—	—	—	66	66	—	—

Capital and reserves
Retained earnings					61	61	—

Shareholders' equity	—	—	—	—	61	61	—	—

Minority interests					5	5

Total equity	—	—	—	—	66	66	—	—

TOTAL EQUITY AND LIAB.	—	—	—	—	66	66	—	—

(a)	Goodwill amortization

Under French GAAP, acquired goodwill is amortized over the expected period of benefit, which does not exceed forty years. In the context of the transition to IFRS, Lafarge decided to apply revised IAS 36 and IFRS 3 starting January 1, 2004. As required by IFRS 3 and the revised IAS 36, subsequent to January 1, 2004, all previously recorded goodwill is no longer amortized but is tested for impairment at least annually. All goodwill acquired in a purchase combination completed after January 1, 2004 is not to be amortized. The French GAAP amortization of goodwill (66 million euros) for the period ended June 30, 2004 is consequently cancelled as did not include any impairment loss.

(b)	Market Shares on acquisition

Under French GAAP, market shares have been separately identified on the acquisition of cement subsidiaries. Under revised IAS 38, that the Group applies starting January 1, 2004, market shares are not considered as a separately identifiable intangible asset, but as a component of goodwill. These market shares have been reclassified for their carrying value to goodwill as at January 1, 2004 and June 30, 2004 (respectively 2,421 and 2,482 million euros) and accounted for based upon the provisions of revised IAS 36, as described above.

4. IFRS 2 – Share Based Payments

Under French GAAP, compensation cost is not recorded for stock option and stock purchase plans.
Under IFRS 2 Share Based Payments, a company shall record in its financial statements a compensation expense for all share based compensation granted to its employee.
In the Group, stock option plans are maintained in Lafarge SA and in Lafarge North America Inc, a 53%-owned subsidiary of the Group.
The options granted after November 2002 and not vested at January 1, 2004 have been valued at the grant date using the Black-Scholes option –pricing model and the compensation expense is to be recognized ratably over the vesting period.
As a result, for the period ended June 30, 2004, a compensation cost of 8 million euros has been expensed in the IFRS earnings (out of which 1 million euros impacts Minority interests). The additional-paid-in-capital has been increased accordingly.

Page 22 of 27 Total Pages

5. IAS 21 – The Effects of Changes in Foreign Exchange Rates

The impact of the application of this standard on the Group’s Balance sheets can be summarized as follows:

	As at January 1, 2004			As at June 30, 2004

in million euros	Total impact	Cumulative transl. adjustment	Goodwill on Foreign subs	Total impact	Cumulative transl. Adjustment	Goodwill on Foreign subs

Non-current assets	(289)	—	(289)	(289)	—	(289)
Goodwill	(271)		(271)	(271)		(271)
Investments in associates	(18)		(18)	(18)		(18)

TOTAL ASSETS	(289)	—	(289)	(289)	—	(289)

Capital and reserves
Retained earnings	(2 614)	(2 335)	(279)	(2,614)	(2,335)	(279)
Foreign currency translation	2 335	2 335		2,335	2,335

Shareholders' equity	(279)	—	(279)	(279)	—	(279)

Minority interests	(10)		(10)	(10)		(10)

Total equity	(289)	—	(289)	(289)	—	(289)

TOTAL EQUITY AND LIAB.	(289)	—	(289)	(289)	—	(289)

(a)	Cumulative translation adjustment

The Group applies the IFRS 1 option allowing companies to “reset to zero” previous cumulative translation differences arising from the translation into euros of foreign subsidiaries. An amount of 2,614 million euros (including 279 million euros for Group share retrospectively calculated on goodwill previously recorded in the currency of the acquirer – see (b) below) has been reclassified in retained earnings as at January 1, 2004. This reclassification has no impact on Shareholder’s equity.

In the first semester of 2004, the Group did not sell foreign operations on which material translation differences have been reclassified. Consequently, no adjustment has been recorded on the half-year earnings.

(b)	Goodwill relating to the acquisition of foreign subsidiaries

The Group recorded goodwill relating to the acquisition of part of its foreign subsidiaries, joint-ventures and equity affiliates in the currency of the acquirer. Under IAS, such goodwill is recorded in the currency of the acquiree. The French GAAP Goodwill on subsidiaries and joint-ventures was reduced by 271 million euros as at January 1, 2004 (out of which 10 million euros impacted the minority interests) and on equity affiliates by 18 million euros.

6. IAS 12 – Deferred taxes

	As at January 1, 2004				As at June 30, 2004

in million euros	Total impact	Gross up of deferred tax.	Hyperinfl countries	Tax effect of all IAS adjustments	Total impact	Gross up of deferred tax	Hyperinfl countries	Tax effect of all IAS adjustments

Non-current assets	251	251	—	—	260	260	—	—
Deferred taxes asset, net	251	251			260	260

TOTAL ASSETS	251	251	—	—	260	260	—	—

Capital and reserves
Retained earnings	352		(9)	361	345		(9)	354
Other reserves	6			6	5			5
Foreign currency translation					13		(1)	14

Shareholders' equity	358	—	(9)	367	363	—	(10)	373

Minority interests	72			72	74			74

Total equity	430	—	(9)	439	437	—	(10)	447

Deferred tax liability	(179)	251	9	(439)	(177)	260	10	(447)

TOTAL EQUITY AND LIAB.	251	251	—	—	260	260	—	—

Page 23 of 27 Total Pages

(a)	Gross up of deferred tax assets and liabilities

IAS 12 revised permits to offset deferred tax assets and liabilities if the entity has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Based on this criteria, the Group reclassified respectively 251 million euros and 260million euros as at January 1, 2004 and June 30, 2004 as deferred tax assets that were previously offset against deferred tax liabilities.

(b)	Deferred taxes in hyperinflationary countries

Under French GAAP, the Group recorded a deferred tax liability only to the extent of the basis differences created as a result of allocating the excess of the purchase price over the carrying value of non-monetary assets acquired in highly inflationary economies (essentially fixed assets). IAS 12 revised requires to recognize deferred tax assets and liabilities for temporary differences related to assets and liabilities that are remeasured at each balance sheet date in accordance with the provisions of IAS 29, Financial Reporting in Hyperinflationary Economy. Deferred taxes have been calculated accordingly, resulting in the recognition of a deferred tax liability of respectively 9 million euros and 10million euros as at January 1, 2004 and June 30, 2004. The effect of this difference on 2004 half-year earnings is not material.

(c)	Tax effect of all IAS adjustments

The Group recorded deferred taxes on all adjustments to IFRS that create a temporary difference between taxable basis and carrying value of assets and liabilities.

It mainly led to the recognition of a deferred tax asset on the pension adjustment amounting to respectively 403 million euros and 412million euros as at January 1, 2004 and June 30, 2004.

7. Other differences

The impact of other differences may be detailed as follows :

	As at January 1, 2004							As at June 30, 2004

in million euros	Total impact	Deferred charges	Investm. subsidies	Restrict Cash	GW on affiliat.	Prov for forex losses	Severe deval capital	Total impact	Deferred charges	Investm. subsidies	Restrict Cash	GW on affiliat	Prov for forex losses	Severe deval capital

Non-current assets	(160)	(47)	(144)	36	—		(7)	(160)	(44)	(143)	35	—	—	(7)
Goodwill	(233)				(233)			(235)				(234)
Intangible assets	(102)	(102)						(121)	(122)
Property, plant & equip.	(96)	55	(144)				(7)	(72)	78	(143)				(7)
Investments in associates	234				233			234				234
Other financial assets	1							(1)
Restricted cash	36			36				35			35
Current assets	(64)	—	—	(36)	—	(28)	—	(62)	—	—	(35)	—	(28)	—
Other receivables	(28)					(28)		(28)					(28)
Cash & cash equiv.	(36)			(36)				(34)			(35)

TOTAL ASSETS	(224)	(47)	(144)	—	—	(28)	(7)	(222)	(44)	(143)	—	—	(28)	(7)

Capital and reserves
Retained earnings	(72)	(11)	(26)			(28)		(71)	(10)	(25)			(28)	(7)

Shareholders' equity	(72)	(11)	(26)	—	—	(28)	(7)	(71)	(10)	(25)	—	—	(28)	(7)

Minority interests	(1)	(1)						(1)	(1)
Other equity	(118)		(118)					(118)		(118)

Total equity	(191)	(12)	(144)	—	—	(28)	(7)	(190)	(11)	(143)	—	—	(28)	(7)

Non-current liabilities	(33)	(35)						(32)	(33)	—	—	—	—	—
Deferred tax liabilities	1							(1)
Pension provisions	1
Other provisions	(1)							1
Long-term debt	(34)	(35)						(32)	(33)

TOTAL EQU. AND LIAB.	(224)	(47)	(144)	—	—	(28)	(7)	(222)	(44)	(143)	—	—	(28)	(7)

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(a)	Deferred charges

Under French GAAP certain expenses were to be classified in intangible assets as “deferred charges”. Based on their natures these expenses have been reclassified or written off.

55 million euros as at January 1, 2004 and 78million euros as at June 30, 2004 have been reclassified in Property, plant & equipment because they were costs directly attributable to fixed assets (mainly quarry stripping costs –52 million euros as at January 1, 2004).

35 million euros as at January 1, 2004 and 33million euros as at June 30, 2004 have been accounted for under IAS as a reduction of long-term debt as they were redemption premiums (representing the difference between the instruments’ issue price and future redemption amount) resulting from debenture loans (except OCEANE).

12 million euros as at January 1, 2004 and 11million euros as at June 30, 2004 have been written off against equity as they were not meeting the definition of an asset (mainly start-up costs capitalized under French GAAP). The net effect of new capitalization expensed and reversal of depreciation of previously written off assets is an increase in 2004 half-year earnings of 1 million euros.

(b)	Investment subsidies

(i)	Reclassification of French GAAP investment subsidies

Under French GAAP, the Group classifies its investment subsidies in the liabilities as “Other equity”. Under IAS, the Group presents such subsidies as a reduction of the property, plant & equipment. This reclassification decreases the value of Property, plant & equipment by 118 million euros as at January 1, 2004 and 118 million euros as at June 30, 2004.

(ii)	Depreciation of investment subsidies

Under French GAAP, certain government investment subsidies were recorded in income when received, or were deferred and amortized over the remaining service periods of the employees at the related facilities. Under IAS, investment subsidies are deferred and amortized over the useful lives of the property, plant & equipment in which the funds were invested.

(c)	Restricted cash

IAS 1 requires to classify in non-current assets cash & cash equivalents that are restricted from being exchanged or used to settle a liability for at least twelve months after the balance sheet date. The Group holds cash in bank balances that are secured from use in its insurance subsidiaries for twelve months or more. This balances, representing a cumulated amount of respectively 36 million euros and 35million euros as at January 1, 2004 and June 30, 2004, are reclassified to Non-current assets (under Restricted cash).

(d)	Goodwill on equity affiliates

Under IAS 28, under the equity method, the investment in an associate is initially recognized at cost. Under French GAAP, the Group, when acquiring an investment in an associate recorded the difference between the share in net equity and the purchase price in the line Goodwill. These amounts are reclassified into the Investment in associates resulting in an increase by respectively 233 million euros and 234million euros as at January 1, 2004 and June 30, 2004.

(e)	Provisions for unrealized foreign exchange losses

French GAAP allows for the limitation of foreign currency exchange losses on debt negotiated in foreign currencies where the interest rate on the foreign debt is less than that available on the local currency. In such situations, the loss is limited to the difference between the actual interest expense recorded and the amount of interest expense that would have been recorded if the debt was originally negotiated in the local currency.

IAS requires to include the foreign currency translation gain or loss on the foreign denominated debt be included in income for the period. The decrease in equity amounts to 28 million euros as at January 1, 2004 and also as at June 30, 2004 respectively. The impact on 2004 half-year earnings is insignificant.

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(f)	Severe devaluation of foreign currency capitalized in PP&E

Under French GAAP and in accordance with criteria set in SIC 11, the Group recorded in the past in the cost of certain assets foreign exchange losses on liabilities denominated in a foreign currency that resulted from the acquisition of the related assets. Under revised IAS 21, such a capitalization is not permitted anymore.

Consequently, the Group reversed the effect of this treatment for the purpose of the transition. The effect of this reversal is a decrease in Property, plant & equipment of 7 million euros as at January 1, 2004. Opening IAS equity is decreased accordingly. The impact on half-year earnings is not material.

8. Impacts of IFRS adjustments on cash-flow statement

Most of the IFRS adjustments do not have any impact on the Group’s cash-flows (adjustments to record non-cash changes in fair values of assets and liabilities).

The only one that have a material impact on the cash flow statement presentation relates to the securitization programs. Actually, the reconsolidation of the securitized receivables neutralizes the implied changes in working capital requirement and generates a mirror change in short-term debt. The change in cash & cash equivalents is not impacted by this adjustment.

Page 26 of 27 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 6, 2005	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Deputy CFO

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